UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Walter Investment Management Corp.

File No. 001-13417- CF#29837

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Walter Investment Management Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on June 6, 2013 and, as amended, to a Form 8-K/A filed on October 28, 2013.

Based on representations by Walter Investment Management Corp., as revised, that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2   through May 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary